FIRST AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of January 26, 2016, is entered into by and between Ultimus Managers Trust, an Ohio business trust (the “Trust”), on behalf of its series listed on Schedule A hereto (individually, a “Fund” and collectively, the “Funds”), and Barrow Street Advisors, LLC (the “Adviser”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Adviser has been appointed the investment adviser of the Funds pursuant to an Investment Advisory Agreement, dated April 23, 2013, between the Trust, on behalf of the Funds, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser entered into that certain Expense Limitation Agreement, dated April 23, 2013, and now wish to amend and restate the terms and conditions of such Expense Limitation Agreement; and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds; and

WHEREAS, the Funds may invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds (“ETFs”), such underlying investments collectively referred to herein as “Acquired Funds”;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the Trust and the Adviser agree as follows:

1. The Adviser agrees, subject to Section 2 hereof, to waive and/or reduce the fees payable to it under the Advisory Agreement (but not below zero) and/or reimburse other expenses of each Fund, through the expiration date listed on Schedule A, to the extent necessary to limit the total operating expenses of each class of shares of such Fund (exclusive of brokerage fees and commissions; taxes; borrowing costs such as interest and dividend expenses on securities sold short; Acquired Fund fees and expenses; extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business; and amounts, if any, payable to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) (collectively, the “Operating Expenses”), to the amount of the “Maximum Operating Expense Limit” applicable to such Fund and its respective share class or classes as stated and listed on Schedule A.

2. Each Fund agrees to pay to the Adviser the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this Section 2. Such repayment shall be made monthly, but only if the Operating Expenses of the share class of the Fund are equal to or less than the Maximum Operating Expense Limit applicable to such share class of the Fund.  Furthermore, the amount of Deferred Fees paid by a share class of a Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other Operating Expenses do not exceed the above-referenced Maximum Operating Expense Limit applicable to such share class of the Fund.

Deferred Fees for any fiscal year of a share class of a Fund shall not be payable to the extent that the amounts payable by such Fund share class, pursuant to the preceding paragraph, during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. Notwithstanding anything to the contrary in this Agreement, in no event will a Fund or its share class or classes be obligated to pay any fees waived or reimbursed by the Adviser for any other series of the Trust.

3. This Agreement shall continue in effect until the expiration date listed on Schedule A and from year to year thereafter, provided that each continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party, without payment of any penalty, upon written notice at least ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees or by a vote of a majority of the outstanding voting securities of the Fund or share class. Any termination pursuant to this paragraph 3 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement. Notwithstanding the foregoing, if the Advisory Agreement for a Fund is terminated, this Agreement will terminate automatically as to such Fund as of the date of termination of such Advisory Agreement. Upon the termination of this Agreement for any reason, the Adviser acknowledges and agrees that (i) it remains liable for all fee waivers and reductions and reimbursement obligations pursuant to Section 1 hereof that accrued prior to the termination of this Agreement and (ii) the obligations under Section 2 shall cease and terminate as to all Funds if the entire Agreement is terminated, and if the entire Agreement is not terminated, as to each Fund with respect to which the Agreement is terminated.

4. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

5. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or each Fund.

6. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

7. Notice is hereby given that this Agreement is executed by the Trust on behalf of each Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property belonging to each Fund.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

ULTIMUS MANAGERS TRUST		BARROW STREET ADVISORS, LLC

By:	/s/ David R. Carson	By:	/s/ Robert F. Greenhill, Jr.

Name:	David R. Carson	Name:	Robert F. Greenhill, Jr.

Title:	President	Title:	Principal

SCHEDULE A

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FIRST AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
FOR ULTIMUS MANAGERS TRUST

OPERATING EXPENSE LIMITS

Fund Name	Maximum Operating Expense Limit*	Expiration Date
Barrow Value Opportunity Fund	1.15%	October 1, 2017
Barrow Long/Short Opportunity Fund	1.74%	October 1, 2017

*	Expressed as a percentage of each share class’ average daily net assets.

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